Exhibit 99.1

FOR:	TARGET LOGISTICS, INC.
CONTACT:	Stuart Hettleman (410) 338-0127
KCSA CONTACT:	Joseph A. Mansi (212) 896-1205 jmansi@kcsa.com

FOR IMMEDIATE RELEASE

Target Logistics, Inc. Reports Record Quarterly Operating Income

291% Increase In Net Income For First Six Months of Fiscal Year 2005

BALTIMORE, January 25, 2005 — Target Logistics, Inc. (OTC BB: TARG) announced today results for the second fiscal quarter and six months ended December 31, 2004.

Operating revenues for the second fiscal quarter ended December 31, 2004 were $37,223,219, an increase of 12.7% compared with operating revenues of $33,033,922 reported in the second fiscal quarter 2004. The Company reported a 254% increase in net income for the second fiscal quarter of $545,241, or $0.03 per diluted share, compared with a net income of $153,902, or $0.01 per diluted share reported for the second fiscal quarter of 2004.

For the fiscal six-month period ended December 31, 2004, operating revenues were $70,259,796, an increase of 14% compared with operating revenues of $61,622,078 reported for the same period in fiscal 2004. Net income for the six months ended December 31, 2004 was $790,964, or $0.04 per diluted share, an increase of 291% compared with a net income of $202,263, or $0.01 per diluted share for the six-month period ended December 31, 2003.

Stuart Hettleman, President and Chief Executive Officer, said, "We are pleased to have reported record quarterly operating income for the Company in our second quarter of 2005. Our growth trend in both operating revenues and net income continues and we have now reported nine consecutive profitable quarters. These results reflect the continued success of our strategic plan - internal expansion of our sales team with accretive acquisitions while controlling SG&A. Our balance sheet remains strong with over $6 Million in cash and $8 Million in availability under our line of credit."

Mr. Hettleman continued, "We continue to surpass our financial guidance. We originally forecasted 9 - 11 percent growth in revenue and 80 - 120 percent growth in net income for FYE 2005. In the first six months, we have achieved 14% growth in revenue and 291% growth in net income. We are confident that we will achieve continued strong growth for the remainder of fiscal year 2005."

About Target Logistics, Inc.:
Target Logistics, Inc. provides domestic and international time definite freight forwarding and logistics services through its wholly owned subsidiary, Target Logistic Services, Inc. Its freight forwarding services include arranging for the total transport of customers’ freight, including providing door to door service, distributions and reverse logistics. Target has a network of offices in 33 cities throughout the United States and a worldwide agent network with coverage in over 70 countries. The Company is non-asset intensive and focuses on shipments over 50 pounds, with an average shipment size of 1,100 pounds. Target also specializes in several niche and specialty markets. Visit our website: www.targetlogistics.com.

(Tables to follow)

Target Logistics, Inc.
Consolidated Statements of Operations
(Unaudited)

	Three months ended December 31,		Six months ended December 31,
	2004	2003	2004	2003
Operating revenues	$37,223,219	$33,033,922	$70,259,796	$61,622,078
Cost of transportation	25,526,615	21,092,400	48,213,747	40,913,134
Gross profit	11,696,604	10,941,522	22,046,049	20,708,944
Selling, general and administrative
expenses (“SG&A”):
SG&A - Target subsidiary (exclusive forwarder commissions)	4,335,279	4,820,432	8,270,975	8,571,792
SG&A - Target subsidiary	5,913,876	5,469,440	11,468,334	11,033,577
SG&A Corporate	310,122	174,426	557,912	339,439
Depreciation and amortization	114,624	105,844	226,189	209,985
Selling, general and administrative expenses	10,673,901	10,570,142	20,523,410	20,154,793

Operating income	1,022,703	371,380	1,522,639	554,151

Interest (expense)	(14,337)	(92,332)	(52,853)	(182,416)

Income before taxes	1,008,366	279,048	1,469,786	371,735
Provision for income taxes	463,125	125,146	678,822	169,472
Net income	$545,241	$153,902	$790,964	$202,263

Net Income per share attributable to common shareholders

Basic	$0.03	-------	$0.04	-------
Diluted	$0.03	$0.01	$0.04	$0.01

Weighted average shares outstanding:
Basic	15,827,278	12,179,002	15,827,278	12,179,002
Diluted	21,490,028	19,717,041	21,480,028	18,929,966

Target Logistics, Inc.
Selected Balance Sheet Data

	December 31,	June 30,
	2004	2004

Cash and Cash Equivalents	$6,075,493	$5,896,878

Total Current Assets	$28,201,010	$27,897,173

Total Assets	$41,228,321	$41,175,586

Current Liabilities	$22,671,114	$23,282,467

Long Term Indebtedness	$49,131	$74,950

Working Capital	$5,529,896	$4,614,706

Shareholders’ Equity	$18,508,076	$17,818,169

Statements contained in this press release that are not historical facts are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Although Target Logistics believes that the expectations reflected in such forward-looking statements are reasonable, the forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projections.

This release and prior releases are available on the KCSA Public Relations Worldwide website at www.kcsa.com.